Exhibit 99.3

LETTER FROM THE NOMINATION AND COMPENSATION COMMITTEE  Dear AerCap Shareholders,  On behalf of the Board of Directors (the “Board”), we thank you for your continued investment in AerCap. As members of the Nomination and Compensation Committee (the “Committee”), we are committed to maintaining a thoughtfully designed compensation program that incentivizes long-term value creation, aligns the interests of AerCap executives with those of our shareholders, and reflects the evolving feedback from our investors as well as market practices. We believe our focus on driving performance alongside proactive risk management has enabled us to attract and retain AerCap’s industry-leading and talented senior management team, which has generated superior outcomes for shareholders over time and continues to position the Company for success.  We are pleased to present this Compensation Discussion & Analysis (“CD&A”) for the upcoming Annual General Meeting (“AGM”). These disclosures represent the Committee’s philosophy, oversight and decision-making regarding AerCap’s executive compensation program and were informed by feedback from our shareholders.  Deliberate Design and Structure of our Executive Compensation Program  Our Committee approaches the design of our compensation program with careful consideration and strategic intent. We are confident that our approach has played a key role in driving AerCap’s growth as the leading aviation leasing company in the world and has proven to effectively align with AerCap’s long-term business cycle and the long-term economic interests of our shareholders. Our achievements are supported by the Company’s continued organic growth, active portfolio and risk management, transformative acquisitions to generate financial and strategic benefits, and disciplined capital allocation. The following key characteristics, which include features particular to AerCap, define our approach to executive compensation:  • Long-Term Focus for Management: Periodic Long-Term Incentive Plan (“LTIP”) awards are designed to incentivize and challenge management over a multi-year period, in lieu of more traditional use of recurring annual LTIP awards. AerCap’s compensation program is heavily weighted towards LTIP awards, which vest after a four- or five-year period only if rigorous vesting conditions are met, with no interim vesting, and we evaluate the total amount of our executives’ economic opportunity through this long-term lens. This long-term focus aligns with AerCap’s business model and with the interests of shareholders. While the magnitude of LTIP awards is significant in the grant year, grants only occur every four to five years rather than annually. We encourage shareholders to consider the value over the entire vesting period, rather than in the grant year alone. We also encourage shareholders to consider that the value delivered to shareholders in recent years demonstrates that the LTIP awards result in a strong alignment between pay and long-term performance.

- **Rigorous Vesting Conditions:** Our CEO's LTIP award is 72% performance-based and 28% time-based. While the program offers a meaningful earnings opportunity, payouts are contingent on delivering superior performance over the multi-year period and are subject to cliff vesting at the end of the period; as a result, their full value remains at risk for the duration of the vesting period. This approach benefits both shareholders and executives as, by nature, the structure of our awards completely aligns pay with long-term performance. For example, 20% of our CEO's 2025 share awards are linked to the achievement of a pre-set share price target, established by the Board, to deliver a significant increase in the share price.
- **Extended Required Holding Period:** Our CEO is required to hold 50% of any shares that vest and are received under the LTIP from his 2011 appointment until retirement. This long-term holding period is an uncommon and shareholder-friendly feature, with only 17 companies in the S&P 500 index and only six EMEA-listed companies (none of which are AerCap peers) including such a requirement in their compensation programs.[1] The Board established these requirements in 2006 with the deliberate objective of enhancing alignment between executive compensation and long-term shareholder interests and it has proved successful. Other members of our executive team are required to hold 25% of any shares that vest and are received under the LTIP. We believe this long-term orientation appropriately aligns the CEO's and other executives' long-term interests with those of shareholders over the course of AerCap's extended business cycle, during which time the actions of our CEO and executive team can influence results.

Alignment of Pay with Long-Term Performance

Our Committee is guided by the long-term nature of AerCap's commercial and investment cycle, including the useful lives of the Company's assets (25 years for passenger aircraft and longer for freighters and helicopters), the duration of leases to airlines (typically 12 years for new aircraft), and the Company's long-term funding profile. Together with the Board and management team, we are proud of AerCap's short- and long-term performance. In the last three years alone, AerCap has generated approximately $9 billion of GAAP net income. In 2025, the Company generated record levels of GAAP and adjusted net income and earnings per share, as well as returns on equity well above our competitors in the aviation leasing industry.[2]

Our compensation structure and pay-for-performance philosophy has enabled us both to retain executives and incentivize them to deliver outstanding long-term performance

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[1] Source: ISS QualityScore Index.

[2] See "Notes Regarding Financial Information Presented in This CD&A" for details related to non-GAAP measures and metrics.

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through a series of extraordinary geopolitical and economic events. This alignment is clearly demonstrated by AerCap’s track record since our CEO’s initial appointment in 2011, as AerCap has consistently delivered excellent operational performance, executed significant and timely industry-transforming acquisitions, and maintained disciplined capital allocation alongside robust organic growth. We are proud of the substantial growth in AerCap’s business over the past decade under this executive team’s leadership and have provided additional detail regarding our business performance on page 6.  Engaging With Our Investors  We are committed to active and ongoing dialogue with our shareholders and appreciate the feedback that continues to shape and improve our approach each year. Investor engagement is a key component of our Committee’s compensation decision-making process. Following our 2025 AGM, we reached out to investors, which in the aggregate held approximately 58% of outstanding shares, and met with 27 shareholders representing approximately 51% of outstanding shares, including our top 10 institutional investors. Throughout our conversations, investors have recognized that the Company’s performance has been industry-leading through various business and macroeconomic cycles and that our approach to compensation has proven effective in achieving superior outcomes and retaining talented executives. We take investor feedback seriously and, in direct response to our discussions, we are pleased to introduce an advisory “Say-on-Pay” vote for the first time this year. We have provided additional details about our shareholder engagement and responsiveness to feedback on pages 11 to 14.  Looking Ahead  We appreciate the trust that each AerCap shareholder has placed in our Board and executive team. As we look ahead, our Committee will continue to evaluate our compensation program to ensure that it effectively and rigorously aligns executive interests with shareholder value creation and produces the results that shareholders expect. We appreciate the opportunity to serve on your behalf and will continue to solicit feedback on these and other matters.  Thank you for your ongoing support.  Sincerely,  The Nomination and Compensation Committee  Paul T. Dacier (Chair), Stacey Cartwright, Jennifer VanBelle, Michael Walsh, Robert (Bob) Warden

EXECUTIVE COMPENSATION COMPENSATION DISCUSSION & ANALYSIS This Compensation Discussion and Analysis (“CD&A”) section should be read together with the executive compensation tables that follow, which disclose the compensation provided to our Group Executive Committee (“GEC”) members in 2025. EXECUTIVE SUMMARY Our Group Executive Committee This CD&A discusses executive compensation for the following GEC members of AerCap: Aengus Kelly Chief Executive Officer (“CEO”) and Executive Director Peter Anderson Chief Commercial Officer Peter Juhas Chief Financial Officer Our Board Oversight and Compensation Philosophy In tandem with the Board, the Nomination and Compensation Committee designs our executive compensation program to drive the long-term success of AerCap, promote shareholder value creation and retain executives on terms which incentivize continued superior performance. The Committee ensures strong oversight and alignment with shareholder interests by actively applying the following fundamental principles:

Committee’s Compensation Principles How Principles Are Overseen and Accomplished Align executive pay with long-term shareholder interests • The Committee typically meets at least three times per year. During the year the Committee reviews our compensation program and ongoing performance against the pre-determined targets, that support our strategic initiatives and are established to drive superior business performance and value creation for investors • The Committee consistently ensures executive pay is concentrated heavily in long-term equity compensation in order to reflect the long duration of AerCap’s business and investment cycle • The Committee designs incentives to motivate senior executives, and all AerCap employees, to generate long-term shareholder returns, to prioritize a focus on the quality of the Company’s asset portfolio and to avoid short-term decision making • The Committee requires material senior executive equity ownership and long-term retention of shares, with our CEO required to hold 50% of all vested shares received through retirement (25% for other senior executives) Attract and retain a team of highly talented individuals • The Committee has a strong track record of designing rigorous compensation structures that enable AerCap to compete effectively for industry-leading executive talent and attract executives with industry and functional knowledge and with leadership abilities, who fit with the Company’s culture • The Committee ensures that the compensation structure, and opportunity over the long-term, support retention of AerCap’s high-performing executive team • The long-term focus of AerCap’s business, and extended time horizon of the outcomes of business decisions, underpins the benefits of retaining high-performing executives through business cycles. The program design ensures that executive compensation is at-risk over multi-year periods, that executives are rewarded with market-leading compensation for market-leading performance and that avoids short-term decision making • The Committee performs market analyses to understand compensation trends and practices, including practices of companies with which AerCap may compete for talent, to ensure both our annual incentive program and broader compensation framework remain competitive and effectively support our ability to attract, retain, and motivate a highly skilled leadership team Incentivize performance over both the short- and long-term • The Committee determines the payout of our annual incentive awards based on performance relative to pre-determined and challenging targets • The Committee rewards consistent long-term growth and value creation by placing a larger emphasis of the earning potential in the LTIP • The Committee ensures that incentives are aligned with our risk profile and reflect the time horizon of the outcomes arising from key commercial decisions, including the useful life of the Company’s assets (25 years for passenger aircraft and longer for freighters and helicopters), the duration of leases to airlines

Committee’s Compensation Principles How Principles Are Overseen and Accomplished (typically 12 years for new aircraft), and the Company’s long-term funding profiles • The Committee ties long-term incentive awards to the achievement of multi-year adjusted earnings per share (“EPS”) and pre-determined share price targets. Given the Board’s focus on achieving strong performance over the long term, rather than on short-term outperformance, LTIP incentives do not have an upside feature if targets are exceeded • While annual incentive awards are not the key element of the compensation program, the Committee does reward high performers with above-target annual performance incentive pay when predetermined goals are exceeded. Executives may elect to take these annual incentives as shares, further aligning compensation with shareholder interests and the long-term value of the Company Manage and balance risk • The Committee designs equity awards to emphasize long-term performance and encourage executives to apply a long-range lens on risk and reward decisions that impact shareholders • The Committee focuses on clear quantitative performance metrics, particularly adjusted EPS. The primary focus on EPS performance, through the significant weighting of compensation towards multi-year cliff-vesting share awards with extended holding requirements, ensures adherence to the principles that have made AerCap the industry leader. These include disciplined focus on operational performance, accretive capital deployment, the identification of counter-cyclical commercial opportunities, efficient financing and robust liquidity, and asset portfolio optimization • The inclusion of the cliff-vesting features and the weighting of compensation towards LTIP awards (coupled with the extended holding period), ensures a focus on the Company’s position at the end of the LTIP period and beyond • The Committee subjects executives’ incentive compensation to clawback provisions under U.S. and Dutch law • The Committee sets and oversees policies that prohibit the hedging of Company securities and the pledging of AerCap stock prior to vesting Business and Performance Highlights AerCap is the industry leader across all areas of aviation leasing, with a portfolio consisting of 3,500 aircraft, engines and helicopters that are owned, managed or on order. We provide a wide range of assets for lease, including narrowbody and widebody aircraft, regional jets, freighters, engines and helicopters. Our business operates globally, leasing flight equipment to customers in every major geographical region. We have active relationships with approximately 300 customers around the world. We partner closely with the key industrial manufacturers of aircraft, engines and helicopters. We focus on acquiring in-demand flight equipment at attractive prices, funding efficiently, hedging interest rate risk prudently and using our platform to deploy these assets with the objective of delivering superior risk-adjusted returns. Our success is driven by the expertise and judgment of our people. The aviation industry is highly dynamic and constantly evolving, with fluctuations in aircraft supply and demand, variations in airline credit quality, asset redeployment and restructuring requirements, and geopolitical and regulatory challenges. Our team’s ability to navigate these dynamics through disciplined risk management and informed decision-making is fundamental to sustaining our leadership position and delivering long-term value to shareholders. We believe that by applying our expertise, we will be able to identify and execute on a broad range of market opportunities that we expect will generate attractive returns for our investors. We have the infrastructure, knowledge and resources to execute a large number of diverse transactions in a variety of market conditions. Our teams of dedicated marketing and asset trading professionals have been successful in leasing and managing our asset portfolio. We have a strong record of effective capital allocation to the benefit of investors and remain focused on pursuing highly disciplined capital deployment into accretive opportunities in asset acquisitions, M&A and share repurchases. 2025 Performance at a Glance1 1 See “Notes Regarding Financial Information Presented in This CD&A” for details related to these non-GAAP measures and metrics.

AerCap had a record performance in 2025 across a wide variety of metrics. The Company generated record GAAP net income of $3.8 billion and record adjusted net income of $2.7 billion. This resulted in record GAAP EPS of $21.30 and record adjusted EPS of $15.37. Key 2025 highlights include: • Returned $2.6 billion to shareholders through share repurchases and dividends • Return on equity of 21% and adjusted return on equity of 15% • Strong total shareholder returns through a share price increase of 50% in 2025, compared to 16% for the S&P 500 • Record $3.9 billion of asset sales and unlevered gain-on-sale margin of 27%, or 2.0x book value on an equity basis • Book value per share grew 19% year-over-year to $112.59 as of December 31, 2025 • Approximately $1.5 billion of insurance receipts and other net recoveries related to the Ukraine conflict • Adjusted debt/equity ratio of 2.1 to 1 as of December 31, 2025 • Upgraded to BBB+ by Fitch in March 2025, bringing all unsecured credit ratings to BBB+ • Cash flow from operating activities of $5.4 billion Under our current seasoned leadership, the Company has been transformed to become the industry leader and has delivered exceptional performance for our shareholders. Since the appointment of Aengus Kelly as CEO in 2011, the Company has grown from approximately 350 aircraft to approximately 3,500 owned, managed or on-order assets today, including aircraft, engines and helicopters, and an order book of the most in-demand new technology aviation assets. During this time, AerCap’s stock price has increased by over 1,000%, significantly outperforming the S&P 500 Index, which increased by approximately 418% over the same period, as well as other aviation leasing companies. This outperformance was achieved notwithstanding a series of extraordinary geopolitical and global economic events that significantly affected our industry. This strong growth in shareholder value has been achieved in tandem with a significant de-risking of the Company’s balance sheet. The Company’s leverage ratio is currently at a historically low level of 2.1x. In addition, during this period, AerCap successfully executed the transformative acquisitions of International Lease Finance Corporation – which was approximately three times the size of AerCap at the time of the transaction – and GE Capital Aviation Services (“GECAS”) – which was approximately 80% the size of AerCap at the time of the transaction. These two acquisitions are the two largest M&A transactions in the history of aviation leasing, and both involved extensive and successful integration projects and transformed the Company into an industry leader, expanding our asset base and market reach, which in turn has grown our balance sheet, boosted our market capitalization, and driven record EPS.

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AerCap has continued to produce strong financial results: in the last three years alone, the Company has generated U.S. GAAP net income of approximately $9 billion and GAAP EPS of $45.87. The charts below show the progression of AerCap’s U.S. GAAP EPS and Adjusted EPS performance over the past three years, culminating in record performance on both measures in 2025. We have returned approximately $6.9 billion to shareholders in the last three years alone, including the initiation of quarterly dividend payments in 2024. This capital return has occurred while the Company has navigated the impact of several external global shocks to the industry, as well as executing the acquisition and integration of GECAS.

SIGNIFICANT RETURN OF CAPITAL TO SHAREHOLDERS

AerCap has returned ~$6.9 billion to shareholders since 2023



($ billion)
6.0
4.0
2.0
-
$2.6
$1.5
$0.1
$2.4
$0.2
~$6.9B Returned to Shareholders
2023
2024
2025
Total 2023-2025
Share Buybacks
Dividends
As of December 31, 2025.

Our compensation structure and pay-for-performance philosophy have incentivized our team of 668 employees to deliver outstanding performance over the long-term. Our compensation expense for all employees represented 4.7% of revenue in 2025 and 4.3% of revenue on average for the three years ending December 31, 2025. This means that a relatively small number of dedicated employees are generating significant amounts of revenue and net income for AerCap and supporting superior stock price performance for our shareholders. All AerCap employees who have been with the Company for more than 12 months are shareholders of AerCap and receive annual share awards. We believe this policy of universal stock ownership helps to align the interests of all our employees with those of our shareholders.

2025 Annual Meeting Results and Shareholder Engagement

Our Board and management team are committed to maintaining a robust shareholder engagement program and regularly engage throughout the year to better understand our shareholders' perspectives regarding our executive compensation program. Shareholder perspectives, along with outcomes from our AGM, serve as critical inputs for the Nomination and Compensation Committee's evaluation of our executive compensation program. At our 2025 AGM, shareholders had the opportunity to express their views on AerCap's executive compensation program through votes on our CEO and directors. The proposal "Re-elect Aengus Kelly as Executive Director," which proposed the reappointment of Mr. Kelly and the approval of his compensation package (including LTIP awards), received strong support, with approximately 95% of votes cast in favor. However, we acknowledge the lower level of support received on certain other voting matters, which through dialogue with investors we understand to be an indicator that many investors would prefer that AerCap hold an annual advisory Say-on-Pay vote going forward. In response to this feedback, we are pleased to hold

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our inaugural Say-on-Pay vote in 2026 and include additional disclosures to provide investors greater insight into our Board’s oversight and design of our compensation program, our corporate governance practices, and other key matters important to our shareholders. We believe that this responsive enhancement will further the alignment of our executive compensation practices with shareholder preferences and provide valuable transparency to our investor community. In the 12 months prior to the 2025 AGM, we reached out to approximately 65% of AerCap’s shareholder base to discuss our compensation program. After reviewing the results of our 2025 AGM, we reached out again to shareholders, which in the aggregate represent approximately 58% of outstanding shares, and engaged with shareholders representing approximately 51% of outstanding shares. In total, we discussed relevant feedback with 27 investors during this period, including our top 10 institutional investors. In these conversations, shareholders expressed support for our plans to hold an inaugural Say-on-Pay vote and the vast majority were aligned with our compensation program’s long-term nature; our discussions also addressed investor questions regarding the structure of our compensation program and our plans for related disclosures, including how the Board oversees and designs the structure of our program. We will continue to undertake robust engagement efforts to understand shareholder viewpoints and inform the Board’s approach to compensation and other matters going forward. The table below outlines the themes raised during our conversations with investors, as well as the Board’s perspective and response to each topic. Key Compensation Themes Raised by Investors The Board’s Perspective and Relevant Actions Shareholders expressed a preference for AerCap to hold a regular advisory Say-on-Pay vote • The Board has committed that beginning with the 2026 AGM, shareholders will be provided an annual Say-on-Pay vote, regardless of whether a long-term share award is being proposed in that year • In connection with this initiative, we are committed to providing an annual corresponding level of transparent disclosures to shareholders to support continued understanding of our practices and provide insight that informs vote decisions • We also remain committed to maintaining our approach of providing shareholders with a binding vote on changes to both the CEO’s compensation structure and long-term share awards in applicable years, which are typically every four years • The Committee will continue seeking out investor perspectives on our program and related disclosures Shareholders were generally supportive of the long-term structure and alignment of our compensation program • We have maintained a consistent approach to the program’s long-term structure and emphasis on performance-based compensation, aligned with the framework established upon Mr. Kelly’s appointment in 2011; this approach has resulted in significant upside for shareholders • We have provided detailed disclosures in relation to our 2026 Say-on-Pay vote to describe the long-term philosophy and alignment of our compensation structure and how it supports strong business and shareholder results

Key Compensation Themes Raised by Investors The Board’s Perspective and Relevant Actions • We have continued to utilize AerCap’s differentiated program, whereby share awards typically vest only every four or five years (with no interim vesting), rather than annually, thus further aligning executive compensation to long-term shareholder interests • We continue to require that our CEO retain 50% of all share awards received after vesting, from his appointment in 2011 to retirement • We have structured compensation such that 20% of our CEO’s 2025 share awards is based upon achievement of a rigorous share price target, strengthening alignment with shareholder interests • We believe that the four- or five-year time-based vesting conditions included in the LTIP effectively manage retention risk given AerCap’s long business cycle, and ensure a long-term mindset Shareholders requested additional details regarding the Board’s compensation program decision-making • In considering how to best achieve AerCap’s key objectives, the Board believes it is critical to ensure the continued long-term enhancement of shareholder value • The Committee structures and oversees the compensation program to ensure alignment between the executives’ compensation earned and long-term shareholder interests, while supporting retention • The Committee applies a consistent philosophy to ensure that executives’ highest potential earnings opportunity aligns with a long-term time horizon and is only received if challenging, shareholder-aligned vesting conditions are met • In response to shareholder feedback, we have enhanced disclosures provided through this CD&A to describe the Board and Committee’s role in designing and overseeing AerCap’s executive compensation program, including how each component of the program supports our shareholder-aligned objectives (see page 20 for additional detail) Shareholders inquired about additional metrics in the compensation program, with a focus on the rationale for metrics and diversification • The Committee reviewed our compensation practices and associated disclosures in the context of AerCap’s evolving business and shareholder feedback, and beginning in 2026, we decided to formally incorporate risk management and portfolio management metrics into the annual incentive awards • As part of these changes, we are also providing greater transparency regarding the weightings of the metrics in our incentive programs • We have provided additional details regarding these enhancements on page 15 Shareholders requested greater transparency regarding targets and performance metrics • We believe it is important for shareholders to understand how our compensation program is designed to maximize alignment with shareholders’ long-term interests and how it is split between fixed and variable compensation, with significant elements at-risk, and have enhanced our disclosures to provide greater transparency • We have expanded our disclosures to provide further details regarding share awards that were granted in 2025, including those awarded to the CEO following shareholder approval at the 2025 AGM • We have added a new section to our disclosures that further details the 2025 compensation payable to GEC members, including the variable compensation payable in the form of company stock (see page 36 for additional detail)

Key Compensation Themes Raised by Investors The Board’s Perspective and Relevant Actions • We have also provided comprehensive information on the targets relevant for 2026 compensation, including details regarding the 2026 adjusted EPS target range and the associated financial performance factors (see page 29 and 30 for additional detail). This has been provided to facilitate ongoing shareholder engagement going forward Shareholders were interested in understanding the rationale for the quantum of our CEO’s total compensation opportunity • We have enhanced our disclosures regarding the compensation-setting process and key shareholder-friendly features of the program, such as the uncommon cliff-vesting feature and the onerous stock retention requirements • We have expanded disclosures regarding the Committee’s principles, the design and oversight of our compensation program, describing its relevance to our long business cycle and our balanced approach in considering that our CEO’s earnings opportunity drives and aligns with shareholders’ long-term interests by incentivizing achievement of rigorous targets, and requires an extended holding period Shareholders requested additional disclosures regarding our engagement efforts and feedback received • We maintain an active dialogue with shareholders throughout the year, and following the 2025 AGM we met with shareholders representing 51% of outstanding shares; these conversations primarily focused on our compensation structure and associated disclosures • We have enhanced our disclosures regarding our shareholder engagement practices and shareholder feedback received in this report Key Features of our Compensation Program Our compensation program is heavily weighted towards long-term equity awards, subject to the successful achievement of objective and quantifiable targets. Approximately 91% of the total target compensation package for GEC members in 2026 may only be earned after four or five years and only if the underlying rigorous vesting conditions are achieved during that period. Over 96% of our GEC members’ overall compensation is at-risk and/or variable, including all of the shares in our LTIP, which are subject to changes in the Company’s valuation. Moreover, of the most recent LTIP awards, 71% are performance-based and at-risk and will vest only if certain levels of EPS or share price targets are achieved, and all awards, including the remaining 29%, are subject to cliff-vesting after four or five years. Importantly, to promote a long-term mindset, the CEO must retain 50% of any shares received under the Company’s LTIP until his retirement (25% requirement for other GEC members). This results, for example, in a 13-year holding period for awards granted to our

CEO in 2025 and a 27-year holding period for the CEO’s first stock grant in 2011, assuming in each case a retirement age of 65. Our long-term holding period is an uncommon and shareholder-aligned feature, with only 17 companies in the S&P 500 index and six EMEA-listed companies (none of which are our peers) utilizing such a requirement in their compensation programs. The required holding period for vested awards further aligns the Company’s executives with long-term shareholder interests, as it results in compensation that has already been earned remaining variable and linked to share price performance for an extended period, and discourages short-term thinking that could lead to weaker performance over a longer-term horizon. Key Elements of 2025 Compensation The charts below show the key elements of 2025 compensation for our CEO and the other members of the GEC: Based on stock-based compensation expense in 2025 Compensation Program and Disclosure Enhancements Effective for 2026 Following a holistic review of our compensation practices and related disclosures, and in consideration of feedback from our investors, the Nomination and Compensation Committee decided to provide further context on the constituents underpinning our 2026 executive compensation program. While investors have generally expressed support for the structure of our compensation program, including the long-term nature and alignment of the program, the Committee considered specific feedback and topics discussed with investors over the years. These conversations focused primarily on the Committee’s oversight of the program; the rationale for the program’s design and how the Board’s strategy is reflected in the program; metric diversification in our incentive programs; and enhanced transparency regarding metrics and weightings. The enhancements to our program, as listed below, reflect the actions we have taken in designing our 2026 compensation program in response to shareholder feedback.

A summary of the changes for 2026 include: • Annual Incentive Award o Providing a more granular formula to determine award payouts o Providing an overview of the Board’s process for selecting key performance metrics relevant to the business and value creation o Incorporation of additional long-term-oriented business metrics, including risk management and portfolio management o Providing metrics for 2026 to facilitate proactive investor engagement going forward • Long-Term Incentive Plan Targets o Detailed elements and weightings for performance targets, consistent with ongoing communications with shareholders The charts below show the breakdown of 2026 target compensation for our GEC members. Note that we have not granted, nor do we plan to grant, LTIP awards for 2026 to our GEC members, consistent with our approach of making single grants to cover a multi-year period. However, in order to provide a breakdown of our GEC members’ entire compensation opportunity, we have included an LTI component based on the estimated stock-based compensation expense for 2026: Based on target annual incentive awards and estimated stock-based compensation expense for 2026 Please refer to page 28 for additional detail on our 2026 executive compensation program.

HOW WE MAKE COMPENSATION DECISIONS AND ASSESS OUR PROGRAMS Role of the Nomination and Compensation Committee In designing the compensation program, the Nomination and Compensation Committee is guided by the fact that AerCap’s business cycle is long-term in nature, as evidenced by the useful lives of its assets (25 years for passenger aircraft and longer for freighters and helicopters), the duration of its leases to airlines (typically 12 years for new aircraft), and its long-term funding profile. The Committee oversees the design, implementation and effectiveness of our overall executive compensation program. The Committee reviews and approves corporate goals and objectives relevant to the compensation of the GEC members. The Committee evaluates their performance in light of those goals and objectives and recommends to the Board the CEO’s compensation level based on this evaluation. The Committee also approves the total compensation for other GEC members. Among other things, the Committee will: • Review and adjust each GEC member’s compensation considering, among other factors, each individual’s particular role, responsibilities and performance, as well as to ensure an appropriate mix of cash and equity and an appropriate balance of fixed and at-risk compensation. The Committee also consistently evaluates how effectively the program incentivizes the GEC to deliver superior results that support exceptional long-term value creation for shareholders. The CEO’s compensation and annual incentive must then also be approved by the Board, with changes to the CEO’s compensation and long-term stock awards also requiring shareholder approval • Engage with its independent compensation consultant to help ensure that the total compensation paid to GEC members is appropriate in light of our industry, peer group, Company compensation objectives and evolving market and compensation best practices. The Committee and our independent compensation consultant also assess the competitiveness of our GEC members’ compensation to determine if adjustments are warranted • Consider input from shareholders on the design of our executive compensation program and associated disclosures • Design annual incentive awards with quantitative factors that further our overall business objectives and approve award payouts based on actual performance and achievement of these factors Role of External Board Advisors Our Board engages outside experts to advise and provide additional perspectives on matters relevant to corporate governance, compensation and shareholder relations. The Nomination and Compensation Committee has engaged Willis Towers Watson, an independent outside compensation consultant, to provide advice with respect to our executive compensation program; the compensation consultant was evaluated by the

Committee to ensure an appropriate level of independence and expertise. Willis Towers Watson assists in evaluating our compensation objectives, obtaining market information, providing advice when changes to compensation are proposed (including LTIP awards) and designing various aspects of our compensation program. Committee members have direct access to Willis Towers Watson, without management involvement, to review decisions related to executive compensation. The Committee also engages third-party advisors to provide outside expertise on shareholder preferences related to corporate governance, executive compensation, engagement practices and relevant disclosures. Role of Management Neither the CEO, nor any GEC member, has any role in determining their own compensation. Moreover, they are not present when their compensation is discussed and approved by the Nomination and Compensation Committee or the Board. The Board determines the CEO’s compensation (subject to approval by shareholders), and the Committee determines the overall compensation of other GEC members and oversees all compensation and benefits programs. Management’s role is strictly limited to the implementation of the programs and does not include any discretion to make material decisions regarding the overall executive compensation program, which discretion remains with the Committee. Role of Peer Group AerCap operates in a highly specialized industry in which most of the companies are non-U.S., private or subsidiaries of other large companies. For this reason, traditional industry-specific peer group comparisons are limited and often produce non-comparable data. Given that there is only one publicly traded aviation leasing peer in the U.S., it is equally challenging to find relevant and directly comparable compensation data for our industry. At the same time, AerCap investors consistently express that they evaluate the Company’s performance and long-term growth prospects through multiple industry and sector lenses, given the Company’s position at the intersection of financial services companies and aerospace and defense companies and recognizing the combination of AerCap’s asset-intensive aviation operations and our sophisticated capital allocation approach. To ensure that our executive compensation program remains competitive with market and sector dynamics, the Nomination and Compensation Committee, with coordination from Willis Towers Watson, benchmarks compensation practices across a broader set of high-performing peers across both industry groups. To support this broader benchmarking approach, along with Willis Towers Watson, we have collected compensation data to form a custom multi-sector peer group. This custom, multi-sector approach provides a more comprehensive view than a traditional single-sector peer group, while also driving alignment with long-term shareholder interests. The companies included in the custom peer group were identified based on analysis comparing key characteristics of the Company's business and characteristics of traditional and alternative asset managers and specialty finance companies, including:

- Revenue and revenue growth
- Whether we compete with the company for executive talent
- Market capitalization
- Relevant exposure to the aviation industry
- Relevant exposure to real assets
- Dependence on a highly skilled management team
- Credit exposure/underwriting expertise
- Significant capital expenditures

The compensation package for our CEO was determined in 2025 by taking into consideration this comprehensive, multi-sector benchmarking approach, considering comparable compensation packages for CEOs of companies of similar size and profitability in relevant industries, scenario analyses and other relevant comparisons. To inform our assessment of executive compensation at comparable companies, we engaged Willis Towers Watson to provide analysis and input. Based upon the above factors, the Committee selected the following peer companies:

Global Aviation Leasing	Aerospace and Defense	Transportation and Equipment Leasing	Asset Management
Aircastle Air Lease Corporation Avolon BOC Aviation Ltd.	Boeing GE Aerospace Lockheed Martin RTX Corporation	Ryder System United Rentals	Ameriprise Financial BlackRock Equinix Morgan Stanley Prologis State Street T. Rowe Price Wells Fargo Welltower

The Board believes that companies operating in the same industry as AerCap (i.e., global aviation leasing companies) and companies in industries with common characteristics to AerCap (i.e., aerospace companies, transport/equipment leasing companies and asset management companies) which are leaders in their industry and operate at a large scale constitute the relevant peer group for the Company. The above peers are primarily U.S.-listed companies, given that AerCap is U.S. listed and the majority (approximately 70%) of our shareholders are based in North America. In determining the peer group, the Board recognizes that AerCap is distinct from other companies operating in the same industry, in terms of scale and the fact that it does not have a parent company.

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While certain companies in our peer group are currently larger than AerCap in terms of revenue or market capitalization, the Nomination and Compensation Committee has determined that AerCap competes with these organizations in attracting and retaining highly experienced executives. Including these peers provides an appropriate and comprehensive benchmark for determining market-competitive pay that supports AerCap’s strategic talent needs for the long term. We recognize that the structure of our executive compensation program differs from those of our peers with its unique design, long-term orientation and economic opportunity. The Committee believes the program’s components and their respective granting, vesting and holding timeframes are appropriately aligned with AerCap’s long-term business cycle and shareholder interests. The Committee considered the compensation data derived from the foregoing peer group, together with analysis and input from Willis Towers Watson, when determining the compensation package for our CEO for 2025. While this reference is just one consideration in the Committee’s decision-making process, the Committee believes it is important to ensure that our GEC members compensation is competitively positioned relative to the compensation provided by companies we may compete with for key talent. Regardless, individual positioning of pay will still vary as the Committee takes into account a range of factors such as tenure, experience, performance and scope of role when determining pay levels. PRINCIPAL ELEMENTS OF OUR EXECUTIVE COMPENSATION PROGRAM AND THE COMMITTEE’S APPROACH The Nomination and Compensation Committee designs and oversees the Company’s compensation program to incentivize, reward and retain leaders who create long-term value for our shareholders. Our executive compensation program includes three primary elements: (1) annual base salary (2) annual performance-based incentive award (3) long-term equity incentive awards (LTIP awards) Our GEC members’ compensation is heavily weighted towards long-term equity incentive awards, which are typically awarded every four or five years and are subject to cliff vesting. We also require the CEO to hold 50% of any shares received under the LTIP until retirement and have a 25% holding requirement for other GEC members. The significant proportion of at-risk, performance-based compensation, coupled with their significant ownership of the Company’s equity, aligns each executive officer’s interests with the long-term interests of our shareholders.

The table below shows the key components of our 2025 executive compensation program. We believe that our structure ensures a balanced approach to compensation, taking into account the amount of compensation, long-term alignment to shareholders, appropriate targets and extended holding periods: Pay Element Form 2025 Components Link to Board Philosophy and Objectives Base Salary Cash Provide market-competitive fixed pay reflective of each executive’s role, responsibilities and individual performance Annual Performance-Based Incentive Award (see page 29 and 30 for additional metrics added for 2026) Cash and Share Awards - based on target incentive award to the extent that metrics are achieved, with an individual performance factor then applied. Maximum incentive award is 3.5x annual performance-based incentive target1 Adjusted EPS2 Investor feedback indicates that adjusted EPS is the key metric investors use to evaluate our annual performance. Adjusted EPS excludes items such as net recoveries from the Ukraine conflict and the impact of purchase accounting adjustments that are not representative of the ongoing operational performance of the Company Annual performance-based incentive awards provide for higher potential payouts in the event that performance targets are exceeded. This is designed to incentivize over-achievement against annual targets to the benefit of shareholders Given the Board’s focus on overall profitable growth and the impact of capital deployment, AerCap’s consolidated adjusted EPS results are used for all executives / awards, rather than the use of individual metrics. This ensures complete and consistent alignment of focus on the long-term interests of shareholders Executives may elect to take these annual awards in cash or shares. GEC members typically elect to receive in shares, further aligning their interests with shareholders and the long-term position of the Company Long-Term Incentive Awards Share Awards Adjusted EPS Targets As described above, long-term multi-year adjusted EPS targets ensure alignment with shareholders’ long-term interests and ensure that executives prioritize long-term value creation This primary focus on EPS performance, enabled through the significant weighting of 1 Exclusive of any social insurance benefit. 2 See “Notes Regarding Financial Information Presented in This CD&A” for details related to these non-GAAP measures and metrics.

Pay Element Form 2025 Components Link to Board Philosophy and Objectives compensation towards multi-year cliff-vesting share awards with extended holding requirements, ensures adherence to the principles that have made AerCap the industry leader, including disciplined focus on operational performance, accretive capital deployment, the identification of counter-cyclical commercial opportunities, efficient financing and robust liquidity, and asset portfolio optimization Unlike the annual performance-based incentive award, there is no upside if the performance targets are exceeded. This reflects the Board’s focus on achieving continuity of progressive performance over the long term, rather than on short-term outperformance. However, unless 84.5% of the target is met, none of the awards will vest Time-Based Conditions Multi-year, time-based vesting conditions provide a long-term retention incentive through the vesting date Long-term focus of business and extended time horizon of the outcomes of business decisions underpin benefits of retaining high-performing executives through AerCap’s business and investment cycles, ensuring that their compensation is at-risk over multi-year periods Share Price Targets Share price targets ensure alignment with shareholders’ interest in stock price appreciation Maintains a high-caliber management team that is incentivized to produce consistently strong and sustainable results over the long term Base Salary Base salary serves as the main fixed component of our executive compensation program and is intended to attract and retain the best possible executive talent. The relative levels of base salary for our GEC members are based on the responsibilities and expectations associated with each executive’s position. The Committee believes that base salary should comprise a relatively small portion of our executives’ compensation, with the majority of total earning opportunity weighted towards performance-based, at-risk elements.

The CEO’s salary has been unchanged since 2018 and will remain unchanged until 2029 at the earliest, as agreed at the 2025 AGM. Shareholder approval is required for any changes to the CEO’s base salary; other GEC members are eligible for, but not guaranteed, annual salary increases. The base salaries of our other GEC members are determined by the Nomination and Compensation Committee with input from the CEO, taking into consideration the objectives and philosophy of our overall executive compensation program, including market information and individual performance.  Annual Performance-Based Incentive Award  Annual performance-based incentive awards are designed to drive the achievement of key business results for the year and to recognize individuals based on their contributions to those results. The Nomination and Compensation Committee establishes performance metrics and objectives that determine incentive award payments in support of our compensation philosophy and objectives, by focusing on the Company’s annual budget, which is developed with consideration of anticipated capital expenditures, asset sales, aircraft transitions, debt refinancing needs, interest rates and general economic conditions affecting our industry, as well as the Company’s long-term strategy.  When reviewing results and determining annual incentive payouts, the Committee also evaluates individual performance against pre-established objectives and wider contributions to the Company, which may result in an upward or downward adjustment. This individual component of the Committee’s evaluation is intended to recognize exceptional contributions or address shortfalls that may not otherwise be captured in the Company’s financial or operational results. In practice, the Committee reviews executive’s achievement relative to their annual goals and may apply a percentage adjustment (positive or negative) to the formula-based payout, subject to overall plan limits. This plan feature provides flexibility to ensure annual incentive awards appropriately reflect an individual GEC member’s impact at AerCap while maintaining alignment with shareholder interests.  The annual incentive award is paid in arrears in cash or in Company shares and is capped at 3.5x the annual performance-based incentive target.  As part of its review of the annual incentive payouts for 2025, the Committee decided to recognize each GEC member for their strong contributions to the Company’s extraordinary business and stock performance in the 2025 assessment year. Refer to page 7 for additional detail on 2025 results and performance.  The Board approved the CEO’s 2025 annual incentive award in February 2026 (see page 36 under table 1). The value of the award reflects the Company’s record financial results for the year, the significant recoveries achieved during 2025 relating to the Ukraine conflict and the positive impact of selective capital deployment. The Board further recognized the CEO’s continued focus on disciplined risk management and active portfolio management which supported the Company’s ability to generate sustainable value throughout 2025. In making its determination, the Board considered the substantial shareholder value created during the 2025 assessment year, in combination with positive investor feedback regarding the quality, durability and long-term impact of the value created. The Nomination and Compensation Committee determination of the annual performance awards for other GEC members was made on the same basis. Preview: 2026 Annual Incentive Program Enhancements As part of the Nomination and Compensation Committee’s annual review of our compensation program, the Committee has implemented a design update for our program effective for 2026. Additional components and the weightings relevant to each metric, as further described below, have been added to the Committee’s evaluation and disclosure for the annual performance-based incentive awards. The 2026 annual program will include the addition of two new metrics, Risk Management and Portfolio Management, and we will continue to engage with our shareholders to ensure our program and disclosures are designed in line with investor expectations and market best practices. These changes were implemented to enhance alignment with strategic and operational business drivers that support long-term value creation and were made with consideration for shareholder feedback expressed through engagement discussions. We are pleased that during our recent shareholder engagement efforts, our investors expressed support for the Committee’s intent to incorporate these additional components into our program. Pay Element Form 2026 Components (and Weightings) Link to Board Philosophy and Objectives Annual Performance-Based Incentive Award Cash and Share Awards - based on target incentive award to the extent metrics are achieved, with an individual performance factor then applied. Maximum incentive award is 3.5x annual performance-based incentive target Adjusted EPS1 (80%) Investor feedback indicates that adjusted EPS is the key metric investors use when evaluating the Company’s annual performance. Adjusted EPS excludes items such as net recoveries from the Ukraine conflict and the impact of purchase accounting adjustments that are not representative of the ongoing operational performance of the Company Annual performance-based incentive awards provide for higher potential payouts in the event that performance targets are exceeded. This is designed to incentivize over-achievement against annual targets to the benefit of shareholders 1 See “Notes Regarding Financial Information Presented in This CD&A” for details related to these non-GAAP measures and metrics.

Pay Element Form 2026 Components (and Weightings) Link to Board Philosophy and Objectives Risk Management (10%) Ensure that in seeking to maximize adjusted EPS, our executives manage risks appropriately Maintain sufficient credit metrics, including leverage, liquidity and ratings, to meet the Company’s short- and long-term obligations Portfolio Management (10%) Ensure that the Company maintains an attractive portfolio of liquid, in-demand assets, which is key to the Company’s long-term success Individual Component Enables the Committee to recognize individual achievements and contributions to the Company’s success Modifier will increase or decrease total payout as determined by the Committee’s assessment of the individual’s impact in their role and achievement of pre-determined objectives Please refer to page 28 for additional details regarding the 2026 program. Long-Term Equity Incentive Awards (LTIP) The compensation of the Company’s GEC members is heavily weighted towards long-term equity awards with performance requirements. These long-term awards have vesting periods of four or five years. As these awards are subject to cliff vesting, their full value remains at-risk for the full duration of the vesting period. This feature, combined with the stock retention requirements, means that the value of compensation for our executive officers remains at-risk for an extended period. This is in line with the long-term interests of shareholders, as well as the long-term nature of our business. In considering how best to achieve these objectives, the primary goal of the Board and the Nomination and Compensation Committee is to ensure the continued long-term enhancement of shareholder value. This pay-for-performance alignment is evidenced by the fact that since the CEO’s initial appointment in 2011, AerCap has produced strong returns to shareholders through excellent operational performance, strong organic growth, disciplined capital allocation and the successful execution and integration of two large-scale corporate acquisitions. The following charts show a breakdown of the GEC members’ 2025 long-term equity incentive awards, which represent the most recent long-term equity incentive awards for the GEC members:

26 The Committee believes that the design of the long-term equity award program promotes and encourages exceptional performance over a prolonged period, in support of the objectives of long-term value creation and appropriate risk-taking. Notably, none of the adjusted EPS performance-based shares will vest if 84.5% or less of the adjusted EPS target is achieved, which demonstrates the rigor of the program. A portion of the adjusted EPS performance-based shares will vest, as specified in the award agreements, if more than 84.5% but less than 100% of the EPS target is achieved, and all adjusted EPS performance-based shares will vest if the EPS target is achieved or exceeded. No more than 100% of the performance-based shares will vest, even if the adjusted EPS target is significantly exceeded. The Board believes that the long-term equity award program achieves exceptional alignment with shareholder interests because: • It results in the potential total value of the compensation package being heavily weighted towards the successful vesting of long-term equity awards. For example, 91% of the CEO’s compensation since his initial appointment in 2011 to December 31, 2025 has been derived from equity awards • 50% of any shares that vest and are received by the CEO under the long-term equity incentive program are required to be held until retirement; assuming a retirement age of 65, this results in a 27-year holding period for the CEO’s first stock grant in 2011. This lengthy holding period aligns with the typical useful life of the assets the Company purchases and manages In relation to the CEO award approved by shareholders at the 2025 AGM, 72% of the CEO’s long-term equity award is contingent upon the achievement of long-term growth in shareholder value (52% is contingent on the achievement of annual adjusted EPS targets, and 20% is contingent on the achievement of the share price target). Vesting of these awards is contingent on the CEO remaining with the Company until the relevant vesting dates in April 2029 (52%) and April 2030 (48%). Unlike traditional long-term incentive programs, which provide for a grant of long-term incentive awards each year, the Committee has determined to generally make a single grant of awards at a time to our GEC members, which will then be the sole awards they hold during the vesting period (typically four to five years). Because SEC rules for Summary

Compensation Table disclosure requires that the entire value of an equity award be included in the year it is granted, this results in what would typically be several years of equity grants all being concentrated in one year for disclosure purposes. Our Committee believes that this approach allows for more thoughtful design of the LTIP awards and their performance metrics, which is in the best interests of shareholders, as evidenced by the significant value created for shareholders over the 15-year period during which we have taken this approach to LTIP awards. Specifically, with respect to the LTIP awards granted in 2025, the Committee sought to balance the key objective of enhancing shareholder value through incentivizing increases in our share price with ensuring that an appropriate component of the award is contingent upon the achievement of financial metrics related to EPS performance. The final components of the LTIP awards for the CEO and the other GEC members, as determined by the Committee, are set forth below. Note that all components generally require continued employment through the vesting date, which is four to five years after the grant date, so that references to “time-based conditions” refers to awards that are solely subject to time-based vesting. In addition, all LTIP awards to our CEO are also subject to shareholder approval, which approval was obtained for the 2025 award at our 2025 AGM. As a result of our strong business performance, our stock price increased approximately 58%, from $95 in April 2025 when the CEO’s LTIP awards were approved by shareholders to $150 in February 2026. As a result, the pre-determined share price target set by the Committee in December 2024 was achieved for the relevant LTIP awards approved at the 2025 AGM. These awards remain subject to their time-based vesting conditions and will not vest until April 2030, at which point the vested shares will also be subject to the above-described share retention requirements. Details regarding awards earned but not yet vested are further outlined on page 39 under the “2025 Outstanding Equity Awards at Fiscal Year-End” table. Other Benefits We provide our GEC members with certain personal benefits and perquisites. Our GEC members are eligible for medical, dental and short-term and long-term disability insurance. We also provide certain other benefits associated with their relocation to Ireland and the global nature of their roles (including housing allowances, car allowances, various tax reimbursements, education reimbursements and international health insurance). The CEO may use the corporate aircraft for limited personal travel and reimburses the Company for operating costs associated with this travel. Further detail is provided in the Summary Compensation Table and footnotes.

2026 EXECUTIVE COMPENSATION PROGRAM Following a review of our compensation practices and related disclosures, the Nomination and Compensation Committee decided to provide further context on the components underpinning the current year’s executive compensation program for our 2026 disclosure. These enhancements were also informed by discussions with our shareholders. The charts below show the breakdown of 2026 target compensation for our GEC members: Key Elements of 2026 Compensation Based on target annual incentive awards and estimated stock-based compensation expense for 2026 How Annual Incentive Award Payouts are Determined In response to shareholder feedback, the Nomination and Compensation Committee determined to provide a more granular formula to illustrate how the Committee determines annual incentive award payouts. The following formula is the basis for determining the 2026 annual incentive awards for our GEC members: 2026 Performance Measures Feedback received from our investors included that we should consider diversifying the metrics used for our annual incentive program. Based on shareholder feedback, the Committee determined to include performance measures that align with our strategic and operational business drivers that support long-term value creation. We are pleased that during our recent shareholder engagement efforts, our shareholders expressed support for the Committee’s intent to incorporate these additional metrics into our program.

After determining this overall approach, the Committee then used our detailed 2026 financial plan to develop 2026 performance measures for the annual incentive program, with a focus on establishing financial, strategic and operational targets directly aligned with our broader business objectives. The detailed financial plan incorporated an asset-by-asset forecast for the Company’s existing fleet and order book, as well as assumptions regarding expected capital expenditures, share repurchases and aircraft sales. The detailed financial plan also incorporates the Company’s funding strategy, including assumptions regarding interest rates, as well as other assumptions regarding the market and macroeconomic environment for 2026. The annual incentive program also includes an individual performance adjustment to enable the Committee to appropriately differentiate between employees who may have had differing levels of contributions to our financial, strategic and operational performance during 2026. This comprehensive approach enabled the Nomination and Compensation Committee to set performance goals that are directly tied to the Company’s strategic priorities for 2026 and beyond. Annual Incentive Plan Performance Targets The following chart and table show the elements, weighting and metrics for the Company’s 2026 performance targets:

Financial Metrics	Weighting
Adjusted EPS (target range outlined in the table below)	**80%**
Strategic/Operational Metrics	
Risk Management	**10%**
- Leverage ratio at or below target (current company target is 2.7x)	
- Liquidity coverage at or above target (current company target is 1.5x)	
- Maintain investment grade credit ratings (currently BBB+/ BBB+/Baa1)	
- Management of risk exposures and customer / regional concentrations	
Portfolio Management	**10%**
- Management of portfolio concentration risks through active trading / acquisitions	
- Management of aircraft, engine and helicopter portfolio to maintain in-demand assets	
Total	**20%**

2026 Adjusted EPS Target Range					
	Well Below	Below	Achievement Level	Outperform	Significantly Outperform
Adjusted EPS	**$13**	**$14**	**$15**	**$18**	**$20**
Financial Performance Factor	0.5x	0.75x	1.0x	1.5x	2.0x

Results between the various performance levels in the table above will be interpolated.

How The Committee Selected Our Performance Metrics

We have selected a set of financial, strategic and operational targets that we believe are, taken as a whole, appropriate to incentivize our executive officers and align their interests with long-term shareholder value. We have assigned weightings to these various metrics to reflect their relative importance to AerCap's long-term value creation.

Metric (and Weighting)		Nomination and Compensation Committee Rationale
Financial	Adjusted EPS (80%)	We believe Adjusted EPS is the most suitable measure for assessing shareholder value creation, and many investors value AerCap shares on a price-to-earnings basis. Adjusted net income is calculated as net income excluding the after-tax impact of the amortization of maintenance rights and lease premium assets recognized under purchase accounting and net recoveries related to the Ukraine Conflict. Adjusted earnings per share is calculated by dividing adjusted net income by the weighted average of our diluted ordinary shares outstanding. The $15 adjusted EPS target for 2026 represents a return of approximately 13% on the book value per share of $112.59 as of December 31, 2025
Strategic /Operational Metrics	Risk Management (10%)	While we seek to incentivize our executive officers to maximize adjusted EPS, we also want to ensure that they do so while maintaining appropriate risk management. In the aviation leasing industry, it is important to maintain sufficient access to capital and sufficient liquidity, which is the lifeblood of our business. Therefore, we have incorporated

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Metric (and Weighting) Nomination and Compensation Committee Rationale into our performance metrics a number of items designed to ensure that the Company maintains an appropriate risk profile. These include maintaining a leverage ratio at or below our target level, maintaining liquidity at or above our target level, maintaining the Company’s high credit ratings and maintaining a portfolio that is diversified by customer and geographical region. We have assigned a weighting of 10% in the aggregate across these metrics Portfolio Management (10%) In the aviation leasing business, it is critical to maintain an attractive portfolio of liquid, in-demand assets. We have assigned a weighting of 10% to this metric Long-Term Incentive Plan Targets The following tables and charts show the breakdown of the most recent long-term incentive awards granted to our CEO and the other members of the GEC: CEO Weighting Adjusted EPS 52% Share Price Target 20% Time-based Conditions 28% Total 100% Other GEC Members Weighting Adjusted EPS 64% Share Price Target 4% Time-based Conditions 32% Total 100% The grant of a long-term equity award is designed to incentivize superior performance. In designing the long-term equity award, the Company has sought to balance the key objective of achieving significant value return for shareholders through incentivizing increases in the Company’s share price with ensuring that an appropriate component of the award is contingent upon achievement of financial metrics related to EPS performance.

The adjusted EPS target for the LTIP performance-based awards is determined annually by the Nomination and Compensation Committee following the approval by the Board of the following year’s financial plan (typically in December). The adjusted EPS target is designed to ensure achievement of the Board’s long-term objectives and is greater than the “achievement level” EPS target from the annual incentive plan detailed above (see 2026 Adjusted EPS Target Range table on page 30). The components of the total long-term equity award for the CEO and other members of the GEC are detailed below. We are pleased that shareholders approved Item 6(a) at the 2025 Annual Meeting regarding the reappointment of Mr. Kelly and the accompanying executive compensation package. Aengus Kelly: Award Type Shares Granted in 2025 Alignment to Shareholder Value Performance-Based Awards 1,300,000 shares Will vest in April 2029 only if specified levels of EPS are achieved during the vesting period, and subject to continued employment until the vesting date in 2029 None of the adjusted EPS performance-based shares will vest if 84.5% or less of the adjusted EPS target is achieved A portion of the adjusted EPS performance-based shares will vest if more than 84.5%, but less than 100% of the EPS target is achieved, and all adjusted EPS performance-based shares will vest if the EPS target is achieved or exceeded. No more than 100% of the performance-based shares will vest, even if the adjusted EPS target is significantly exceeded Designed to encourage superior performance over a prolonged period of time and structured consistently with prior long-term equity awards granted to Mr. Kelly in 2011, 2014, 2018 and 2021 following shareholder approval Share Price Target Awards 500,000 shares Will vest if the trailing 30-calendar-day average closing price of the Company’s ordinary shares on the NYSE equals or exceeds $140 during the period beginning from the 2025 AGM and ending on April 30, 2030,1 and subject to continued employment until the vesting date in 2030 Time-Based Awards 700,000 shares Subject to time-based vesting conditions through 2030 1 Taking into account the impact of any stock splits, dividends, spin-offs, split-offs or other similar corporate transactions impacting the value of the ordinary shares.

Peter Anderson: Award Type Shares Granted in 2024 Alignment to Shareholder Value Performance-Based Awards 266,667 shares in 2024 Similar vesting conditions as CEO Time-Based Awards 133,333 shares in 2024 Subject to time-based vesting conditions through 2029 Peter Juhas: Award Type Shares Granted in 2025 Alignment to Shareholder Value Performance-Based Awards 193,000 shares Similar vesting conditions as CEO Share Price Target Awards 30,000 shares Similar vesting conditions as CEO Time-Based Awards 97,000 shares Subject to time-based vesting conditions through 2030 All components of the long-term equity award are subject to cliff vesting and, should they vest, the ordinary shares are subject to the Company’s ownership and retention guidelines. RISK MANAGEMENT We believe we have designed an executive compensation program that is aligned to the long-term interests of shareholders and encourages our executives to achieve our primary goal, which is the creation of long-term value for shareholders, while also not encouraging excessive risk taking. Compensation Program Safeguards • Align GEC members’ compensation with shareholders’ interests: We believe the best way to align our GEC members’ incentives with our long-term goals is to ensure that their financial rewards as shareholders will, over the long term, far outweigh any cash compensation they earn as employees. In this regard, the interests of our GEC members and our shareholders are strongly aligned. Our GEC members as a group beneficially owned approximately 5% of our outstanding shares as of December 31, 2025 • Binding approval of CEO compensation by shareholders: Under Dutch law, CEO compensation is subject to a binding vote by shareholders. At the 2025 AGM, 95% of AerCap shareholder votes were in favor of the reappointment of our CEO and for his long-term share awards. This level of approval is consistent with previous approvals of CEO reappointment and CEO compensation. No long-term share awards are being proposed this year • Performance-based long-term incentive awards: 71% of the share awards in our GEC members’ long-term incentive program vesting in 2029 and 2030 are based on the achievement of EPS targets or share price performance and are contingent on continued employment at these vesting dates • Long-dated retention requirements: The remaining 29% of the share awards in our GEC members’ long-term incentive program require executives to remain employed by the Company until 2030 (2029 in the case of Peter Anderson). In addition, assuming the CEO remains at the Company, 50% of all of his share awards that vest are restricted from sale until his retirement • Clawback: As an additional safeguard, our Board of Directors has adopted clawback policies related to incentive compensation, as described below We believe that the design of our executive compensation program as a whole aligns our executives’ incentives with the creation of long-term value for our investors, which is bolstered by the above safeguards that encourage achieving such value creation in a manner that is sustainable and avoids taking on undue risk. Clawback Policy Our clawback policy complies with Rule 10D-1 of the Exchange Act and NYSE listing standards. It provides that we will require reimbursement of any incentive-based compensation (whether cash or equity) received during the period of time specified in the policy by any current or former Section 16 officers, which was predicated upon achieving certain financial results that were subsequently the subject of an accounting restatement. Under the policy, we will, subject to standard exceptions, seek to recover from the Section 16 officer the amount by which the individual officer’s incentive compensation for the relevant period exceeded the lower payment that would have been made based on the restated financial results. The policy applies regardless of any fault or misconduct. In addition, the Company is subject to the Netherlands’ Clawback of Bonuses Act. Pursuant to this legislation, bonuses paid to the executive director (and other directors, as defined under the articles of association, provided they are in charge of day-to-day management) may be clawed back if they were awarded on the basis of incorrect information. In addition, any bonus that has been awarded to these directors may be reduced if, under the circumstances, payment of the bonus would be unacceptable. Insider Trading Policy We have adopted an insider trading policy governing the purchase, sale and/or other dispositions of AerCap securities that applies to all of our directors, officers, employees, and any persons our Chief Compliance Officer designates as subject to the insider trading policy. We believe the insider trading policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, as well as applicable listing standards. It is also our policy to comply with all applicable securities laws when transacting in our own securities. Equity Grant Process Long-term incentive awards are granted to the CEO every four or five years, following approval at the AGM, which is usually held in the second quarter. Long-term incentive awards for other GEC members are granted every four or five years, typically towards the end of the vesting period of their previous long-term incentive award, following approval by the Nomination and Compensation Committee.

APPENDIX – EXECUTIVE COMPENSATION TABLES 2025

The table below outlines the compensation provided to GEC members for 2022 to 2025, generally as determined in accordance with SEC disclosure requirements for companies subject to domestic U.S. disclosure requirements. While AerCap is not required to provide the CD&A or the executive compensation tables that follow, as we remain a foreign private issuer, we have elected to provide the following disclosure in response to shareholder feedback, as further discussed on pages 11 to 14. As a result, we have omitted certain disclosures that are duplicative of other disclosure we separately provide or that would not provide meaningful information on our compensation programs.

All of the 2025 long-term stock awards shown below vest in 2029 or 2030 and only if all vesting conditions have been achieved, after which the extended holding requirements apply until the earlier of the executive's retirement or when they reach age 65.

Table 1: 2025 Summary Compensation Table

Name and principal position	Year	Salary[1] ($)	Stock awards[2] ($)	Non-equity incentive plan compensation[3] ($)	All other compensation[4] ($)	Total ($)
Aengus Kelly	2025	961,161	232,139,656	3,513,641	852,015	237,466,473
Chief Executive Officer	2024	919,988	2,762,236	3,436,917	645,289	7,764,430
	2023	919,460	1,803,892	3,040,025	403,943	6,167,320
	2022	895,356	2,939,002	1,902,783	380,540	6,117,681
Peter Anderson	2025	735,006	-	1,535,373	543,545	2,813,924
Chief Commercial Officer	2024	649,403	33,496,000	1,166,356	614,433	35,926,192
	2023	649,031	-	1,227,744	564,859	2,441,634
	2022	632,016	-	858,132	449,517	1,939,665
Peter Juhas	2025	789,355	32,817,500	1,900,000	1,792,367	37,299,222
Chief Financial Officer	2024	749,776	-	1,738,589	2,215,178	4,703,543
	2023	753,189	-	1,614,112	1,890,714	4,258,015
	2022	748,925	-	1,331,031	2,202,403	4,282,359

1. Euro-denominated salary for the Mr. Kelly is unchanged since 2018. Year-on-year variances observed in the table are a consequence of foreign exchange rate movements.
2. Stock awards granted to Aengus Kelly include annual stock awards based on performance in the prior year. The annual stock awards are subject to a time-based vesting condition equal to the lesser of three years from the grant date and the period from the grant date to the end of Mr. Kelly's term at the time of the grant. Stock awards granted to Mr. Kelly in 2025, consist of his long-term incentive valued at $229,030,000 at the time of grant under U.S. GAAP (following approval by shareholders at the 2025 AGM), and an annual stock award valued at $3,109,656 at the time of grant under U.S. GAAP, based on performance in 2024. Stock awards granted to Mr. Kelly in 2024, 2023 and 2022 consist of annual stock awards granted in each of those years based on performance in the prior year.
3. With the exception of the 2022 cash incentive paid to Peter Anderson, annual cash incentives for 2022 to 2024 were primarily settled through delivery of shares to the executives. Annual cash incentives for 2025 will be settled in March 2026 through either cash or delivery of shares. Amounts delivered in shares are inclusive of social insurance benefits.
4. All other compensation includes the following perquisites:

Aengus Kelly: Other compensation for 2025 includes employer pension contributions, housing allowance, car allowance and deemed residual benefit-in-kind costs arising under Irish tax law in relation to private use of the corporate aircraft, net of reimbursements made by Mr. Kelly which fully covered the operating costs.

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Peter Anderson: Other compensation for 2025 includes housing, home leave flights, education, pension allowance and car allowance. Peter Juhas: Other compensation for 2025 primarily includes tax equalization related costs of $1.1 million and also includes housing, education, pension contributions, international health insurance, home leave flights and car allowance. Table 2: 2025 Grants of Plan-Based Awards The following table sets out further details of equity and non-equity awards granted to our GEC members in 2025, which are included in the previously presented 2025 Summary Compensation table. The long-term equity incentive awards disclosed in this table will vest in 2029 and 2030 only if the relevant vesting conditions are satisfied. Vesting dates for each award are provided in the 2025 Outstanding Equity Awards at Fiscal Year-End table on page 39:

Name	Award	Grant Date	Approval Date	Estimated future payouts under non-equity incentive plan awards (share awards)			Estimated future payouts under equity incentive plan awards (share awards)			All Other stock awards: Number of shares of stock or units (#)	Grant date fair value of stock awards ($)
				Threshold ($)	Target ($) (6)	Maximum ($) (6) (7)	Threshold (#)	Target (#)	Maximum (#)		
Aengus Kelly *CEO*	Annual incentive			-	1,003,897	3,513,641	-	-	-	-	-
	Restricted Stock Awards										
	Annual equity incentive[1]	Mar 5, 2025	Feb 25, 2025	-	-	-	-	-	-	30,637	3,109,656
	Long-term incentive award - EPS Target[2]	May 12, 2025	Apr 16, 2025	-	-	-	1,098,630	1,300,000	1,300,000	-	123,669,000
	Long-term incentive award[3]	May 12, 2025	Apr 16, 2025	-	-	-	-	-	-	700,000	66,591,000
	Restricted Stock Units										
	Long-term incentive award - Share Price Target	May 12, 2025	Apr 16, 2025	-	-	-	-	500,000	500,000		38,770,000
Peter Anderson CCO	Annual incentive			-	767,686	2,686,902	-	-	-	-	-
Peter Juhas *CFO*	Annual incentive			-	950,000	3,325,000	-	-	-	-	-
	Restricted Stock Awards										
	Long-term incentive award - EPS Target[4]	May 12, 2025	Apr 28, 2025	-	-	-	166,485	197,000	197,000	-	20,491,940
	Long-term incentive award[5]	May 12, 2025	Apr 28, 2025	-	-	-	-	-	-	93,000	9,673,860
	Restricted Stock Units										
	Long-term incentive award - Share Price Target	May 12, 2025	Apr 28, 2025	-	-	-	-	30,000	30,000	-	2,651,700

(1) Includes 9,289 shares withheld to cover Irish taxes due at the time of grant.

(2) Includes 394,123 shares withheld to cover Irish taxes due at the time of grant.

(3) Includes 212,221 shares withheld to cover Irish taxes due at the time of grant.

(4) Includes 79,946 shares withheld to cover Irish taxes due at the time of grant.

(5) Includes 34,170 shares withheld to cover Irish taxes due at the time of grant.

(6) EUR denominated amounts converted to USD using closing rate on February 25, 2026.

(7) Exclusive of any social insurance benefit.

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Table 3: 2025 Outstanding Equity Awards at Fiscal Year-End

Details of outstanding equity awards held by our GEC members as of December 31, 2025 are set forth in the table below:

Name	Award	Grant date	Number of shares or units of stock that have not vested	Market value of shares or units of stock that have not vested[6] ($)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested	Equity incentive plan awards: market value of unearned shares, units or other rights that have not vested[6] ($)
Aengus Kelly *Chief Executive Officer*	*Restricted Stock Awards*					
	2021 Long-term incentive award - Share price target[1]	Nov 1, 2021	174,418	25,074,332	-	-
	2021 Long-term incentive award - Share price target[1]	Nov 1, 2021	174,418	25,074,332	-	-
	2021 Long-term incentive award - Retention[1]	Jun 18, 2021	833,333	119,799,952	-	-
	2021 Long-term incentive award - Retention[1]	Nov 15, 2021	166,667	23,960,048	-	-
	2022 Annual equity incentive[2]	Mar 13, 2023	28,890	4,153,226	-	-
	2023 Annual equity incentive[1]	Mar 22, 2024	24,681	3,548,141	-	-
	2024 Annual equity incentive[1]	Mar 5, 2025	21,348	3,068,988	-	-
	2025 Long-term incentive award - EPS Target[3]	May 12, 2025			905,877	130,228,878
	2025 Long-term incentive award - Retention[4]	May 12, 2025	487,779	70,123,109	-	-
	Restricted Stock Units					
	2025 Long-term incentive award - Share price target[4]	May 12, 2025	500,000	71,880,000	-	-
Peter Anderson *Chief Commercial Officer*	*Restricted Stock Awards*					
	2025 Long-term incentive award - EPS Target[5]	Apr 18, 2024	-	-	93,023	13,372,986
	2025 Long-term incentive award - Retention[5]	Apr 18, 2024	186,046	26,745,973	-	-
Peter Juhas *Chief Financial Officer*	*Restricted Stock Awards*					
	2021 Long-term incentive award - Share price target[1]	Nov 1, 2021	22,743	3,269,534	-	-
	2021 Long-term incentive award - Share price target[1]	Nov 1, 2021	22,743	3,269,534	-	-
	2021 Long-term incentive award - Retention[1]	Jun 18, 2021	75,812	10,898,733	-	-
	2025 Long-term incentive award - EPS Target[3]	May 12, 2025	-	-	117,054	16,827,683
	2025 Long-term incentive award - Retention[4]	May 12, 2025	58,830	8,457,401	-	-
	Restricted Stock Units					
	2025 Long-term incentive award - Share price target[4]	May 12, 2025	30,000	4,312,800	-	-

1. Vesting April 30, 2026.
2. Vesting February 28, 2026.
3. Vesting April 30, 2029.
4. Vesting April 30, 2030.
5. Vesting April 19, 2029.
6. Based on closing share price of $143.76 on December 31, 2025.

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Table 4: 2025 Stock Vested

The table below sets out details of stock awards previously granted to our GEC members that vested in 2025:

Name	Number of shares acquired on vesting	Value realized upon vesting ($)
A Kelly[1] *Chief Executive Officer*	2,053,996	217,016,750
P Anderson[2] *Chief Commercial Officer*	313,953	32,073,438
P Juhas[3] *Chief Financial Officer*	151,625	16,032,828

1. Vesting of 2,000,000 EPS performance-based restricted stock awards granted in 2021 and 53,996 annual equity incentive awards granted in 2021.
2. Vesting of 209,302 EPS performance-based restricted stock awards, and 104,651 time-based restricted stock awards granted in 2020.
3. Vesting of 151,625 EPS performance-based restricted stock awards granted in 2021.

Table 5: Termination Payments

The table below shows the estimated value of payments and benefits that each of our GEC members would have been entitled to receive had their employment terminated on December 31, 2025, under various hypothetical circumstances.

Name	Type of Payment	Voluntary Termination ($)	Involuntary termination without cause ($)	Involuntary termination with cause ($)	Death / Disability[1] ($)
A Kelly	Cash Severance	-	1,118,998	-	-
	Equity Incentives[2]	-	39,324,085	-	39,324,085
	Total	**-**	**40,443,083**	**-**	**39,324,085**
P Anderson	Cash Severance	-	-	-	-
	Equity Incentives[2]	-	13,672,928	-	13,672,928
	Total	**-**	**13,672,928**	**-**	**13,672,928**
P Juhas	Cash Severance	-	-	-	-
	Equity Incentives[2]	-	4,362,046	-	4,362,046
	Total	**-**	**4,362,046**	**-**	**4,362,046**

1. Amounts that may be payable to the executives under the Company's Death and Long-Term Disability insurance policy and statutory entitlements, covering all employees, are not included on this table.
2. Equity incentive figures shown in this table relate to the most recent long-term incentive awards only, prorated to December 31, 2025 based on time served and performance, valued using the closing share price of $143.76 on December 31, 2025. Awards vesting in April 2026 (prorated to December 31, 2025) would also be payable in the event of involuntary termination without cause or death/disability. Details of these awards are outlined in the "2025 Outstanding Equity Awards at Fiscal Year-End" table. All equity incentive awards would fully vest in the event of a change in control.

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Notes Regarding Financial Information Presented in This CD&A The financial information presented in this CD&A release is not audited. The following are definitions of non-GAAP measures and metrics used in this CD&A. We believe these measures and metrics may further assist investors in their understanding of our performance. These measures and metrics should not be viewed in isolation and should only be used in conjunction with and as a supplement to our U.S. GAAP financial measures. Non-GAAP measures and metrics are not uniformly defined by all companies, including those in our industry, and so this additional information may not be comparable with similarly titled measures and metrics and disclosures by other companies. Adjusted net income / earnings per share, adjusted return on equity and adjusted earnings per share guidance Adjusted net income is calculated as net income excluding the after-tax impact of the net recoveries related to the Ukraine Conflict and amortization of maintenance rights and lease premium assets recognized under purchase accounting. Adjusted earnings per share is calculated by dividing adjusted net income by the weighted average of our diluted ordinary shares outstanding. Adjusted return on equity is calculated by dividing adjusted net income by average shareholders’ equity. Given the relative significance of these items in recent years, we have chosen to present this measure in order to assist investors in their understanding of the changes and trends related to our earnings.

Adjusted Net Income and EPS reconciliation: Year ended December 31, 2025 Net income Earnings per Share (U.S. Dollars in millions, except per share data) Net income / earnings per share ...................... $3,751 $21.30 Adjusted for: Net recoveries related to Ukraine Conflict ................. (1,490) (8.46) Amortization of maintenance rights and lease premium assets recognized under purchase accounting (*)……………………………….. 262 1.49 Income tax effect of the above adjustments .............. 184 1.05 Adjusted net income / earnings per share ............... $2,706 $15.37 Average AerCap Holdings N.V. shareholders' equity $17,759 Return on equity ..................................................... 21% Adjusted return on equity ....................................... 15% (*) Includes $104 million adjustment to basic lease rents, $87 million adjustment to maintenance revenues and $71 million adjustment to leasing expenses for the year ended December 31, 2025. Full Year 2026 Adjusted EPS Target reconciliation: The adjusted earnings per share target for full-year 2026 is calculated as projected net income excluding the after-tax impact of the amortization of maintenance rights and lease premium assets recognized under purchase accounting divided by the weighted average of our projected ordinary shares outstanding. Year ended December 31, 2026 Net income / Earnings per Share (U.S. Dollars in billions, except per share data) Net income ........................................................... $2.1 Adjusted for: Amortization of maintenance rights and lease premium assets recognized under purchase accounting………………………………………………. 0.3 Income tax effect of the above adjustments .............. (0.0) Adjusted net income ............................................... $2.4 Adjusted earnings per share………………………………….. $15

Adjusted debt/equity ratio: This measure is the ratio obtained by dividing adjusted debt by adjusted equity. • Adjusted debt means consolidated total debt less cash and cash equivalents, and less a 50% equity credit with respect to certain long-term subordinated debt. • Adjusted equity means total equity plus the 50% equity credit related to the long-term subordinated debt. Adjusted debt and adjusted equity are adjusted by the 50% equity credit to reflect the equity nature of those financing arrangements and to provide information that is consistent with definitions under certain of our debt covenants. We believe this measure may further assist investors in their understanding of our capital structure and leverage. December 31, 2025 (U.S. Dollars in millions, except debt/equity ratio) Debt $43,565 Adjusted for: Unrestricted cash and cash equivalents……………………………………. (1,379) 50% equity credit for long-term subordinated debt…………………. (1,125) Adjusted debt………………………………………………………………………….. $41,061 Equity $18,323 Adjusted for: 50% equity credit for long-term subordinated debt…………………. 1,125 Adjusted equity……………………………………………………………………….. $19,448 Adjusted debt/equity ratio………………………………………………………. 2.1 to 1